UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2021

Commission File Number: 001-38746

Taiwan Liposome Company, Ltd.

(Translation of registrant’s name into English)

Taiwan Liposome Company, Ltd.

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Annual General Meeting Minutes

On August 19, 2021, Taiwan Liposome Company, Ltd. (the “Company”) held its Annual General Meeting of 2021 (the “AGM Meeting”). At the AGM Meeting, the shareholders approved the following matters: (i) ratification of the Company’s proposed 2020 deficit offset, (ii) adoption of amendments to the Company’s Articles of Incorporation, (iii) ratification of the Company’s 2020 financial statements and business report, (iv) ratification of the amendments of the plan relating to the 2020 secondary public offering, (v) release of directors from certain non-competition restrictions, (vi) resolution to approve the issuance of new restricted employee shares, (vii) the issuance of up to 30,000,000 ordinary shares of the Company by public offering or private placement, (viii) adoption of amendments to the Company’s “Rules of Procedure for Shareholders Meetings”, and (ix) adoption of amendments to the Company’s “Rules and Procedures on Election of Directors”. On August 26, 2021, the Company made the minutes from the AGM Meeting (the “AGM Minutes”) available on the Taipei Exchange’s Market Observation Post System.

A copy of the AGM Minutes is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Extraordinary General Meeting Minutes

On August 20, 2021, the Company held its First Extraordinary General Meeting of 2021 (the “EGM Meeting”). At the EGM Meeting, the shareholders approved the following matters: (i) resolution to approve the share swap with Woods Investment Company Ltd. and application for termination of trading from the Taipei Exchange (the “TPEx”) according to the Business Mergers and Acquisitions Act, (ii) approval to cease the Company’s status as a public company, and (iii) adoption of amendments to the Company’s Articles of Incorporation. On August 26, 2021, the Company made the minutes from the EGM Meeting (the “EGM Minutes”) available on the TPEx’s Market Observation Post System.

A copy of the EGM Minutes is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Exhibits

Exhibit Number	Exhibit Description

99.1	Taiwan Liposome Company, Ltd. Meeting Minutes for the 2021 Annual General Meeting.

99.2	Taiwan Liposome Company, Ltd. Meeting Minutes for the 2021 First Extraordinary General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAIWAN LIPOSOME COMPANY, LTD.

Date: August 26, 2021	By:	/s/ George Yeh
Name: George Yeh
Title: President